Exhibit 12.1

Polypore International, Inc.

Ratio of Earnings to Fixed Charges

	Predecessor					Successor	Successor	Successor	Pro Forma
					January 4, 2004	May 2, 2004	Three Months	Three Months
					through	through	Ended	Ended	Fiscal Year
(in millions)	2000	2001	2002	2003	May 1, 2004	January 1, 2005	April 3, 2004	April 2, 2005	2004

Earnings:
Pretax income before extraordinary items and cumulative effect of accounting changes	$ 35,499	$ 39,632	$ 28,234	$ 64,094	$ 40,518	$ (27,918)	$ 31,421	$ 1,763	$ 2,997
Fixed charges	19,563	15,398	21,961	22,828	6,587	43,315	5,217	20,799	78,980

Earnings as adjusted	$ 55,062	$ 55,030	$ 50,195	$ 86,922	$ 47,105	$ 15,397	$ 36,638	$ 22,562	$ 81,977

Fixed charges:
All interest, whether capitalized or expensed (exclude interest income)	$ 18,193	$ 14,125	$ 20,862	$ 21,521	$ 6,048	$ 42,098	$ 4,813	$ 20,470	$ 77,225
Interest portion of rental expense	1,370	1,273	1,099	1,307	539	1,217	404	329	1,755

Fixed charges	$ 19,563	$ 15,398	$ 21,961	$ 22,828	$ 6,587	$ 43,315	$ 5,217	$ 20,799	$ 78,980

Fixed charges ratio	2.8	3.6	2.3	3.8	7.2	0.4	7.0	1.1	1.0

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges.  Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.